Exhibit 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

1.	Name and Address of Company
ARC Resources Ltd. ("ARC" or the "Company")
1200, 308 - 4th Avenue SW
Calgary, Alberta T2P 0H7
2.	Date of Material Change
February 10, 2016
3.	News Release
A news release was issued by ARC on February 10, 2016 and disseminated through the facilities of a recognized news wire service and would have been received by the securities commissions where ARC is a reporting issuer in the normal course of its dissemination.
4.	Summary of Material Change
The Board of Directors of ARC approved a reduction to ARC's monthly dividend to $0.05 per share effective with the dividend payable on March 15, 2016 to shareholders of record on February 29, 2016.
5.	Full Description of Material Change
5.1 Full Description of Material Change:
The Board of Directors of ARC approved a reduction to ARC's monthly dividend to $0.05 per share (from $0.10 per share) effective with the dividend payable on March 15, 2016 to shareholders of record on February 29, 2016.
5.2 Disclosure for Restructuring Transactions:
Not applicable
6.	Reliance on subsection 7.1(2) of National Instrument 51-102:
Not applicable
7.	Omitted Information
Not applicable

8.	Executive Officer
The name and business telephone number of an executive officer of the Company who is knowledgeable about the material change and this material change report is:
P. Van R. Dafoe, Senior Vice President and Chief Financial Officer
Tel: (403) 503-8600
Fax: (403) 509-6427
9.	Date of Report
February 12, 2016